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
+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person
    Golder, Thomas, Cressey, Rauner Fund IV, L.P.
    GTCR IV, L.P.
    Golder, Thoma, Cressey, Rauner, Inc.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Golder, Thoma, Cressey, Rauner, Inc.
    6100 Sears Tower
--------------------------------------------------------------------------------
                                   (Street)

    Chicago                          IL                                60606
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Esquire Communications Ltd.
                                             (Nasdaq "ESQS")

3.  IRS or Social Security Number of Reporting Person (Voluntary)   000-00-0000
                                                                  --------------

4.  Statement for Month/Year  June/1997


5.  If Amendment, Date of Original (Month/Year)



6.  Relationship of Reporting Person to Issuer (Check all applicable)


    ___ Director                 Possible x  10% Owner
    ___ Officer (give            ___ Other (specify
                  title                        below)
                  below)

7.  Individual of Joint/Group Filing (Check Applicable Line)
_   Form filed by One Reporting Person
x   Form filed by More than One Reporting Person



TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED



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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
N/A
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

FORM 4 (continued)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
   Series A Convertible               Price of            (Month/                                    Disposed of (D)
   Preferred Stock                    Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

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

-----------------------------------------------------------------------------------------------------------------------------
Series A Convertible              $3.00               6/17/97               C                      4,387.50
Preferred Stock
-----------------------------------------------------------------------------------------------------------------------------
Series A Convertible              $3.00               6/18/97               C                      2,925.00
Preferred Stock
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Option (to Purchase              $1,000               6/17/97               P                         7,500
Series A Convertible
Preferred Stock)
-----------------------------------------------------------------------------------------------------------------------------

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 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED




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 1. Title of Derivative       6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
    Security (Instr. 3)          cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-               Amount or                     at End           (D) or        (Instr.
                               Exer-    tion         Title    Number of                     of               Indi-         4)
                               cisable  Date                  Shares                        Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
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
Series A Convertible
 Preferred Stock               Immed             Common Stock  1,462,500     $1,000                           D/I            (1)
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Series A Convertible
 Preferred Stock               Immed             Common Stock    975,000     $1,000        4,875,000          D/I            (1)
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Option (to Purchase Series     Immed   12/17/98     Series A
 A Convertible Preferred                           Convertible  7,500(2)      N/A            7,500(2)         D/I            (1)
 Stock)                                          Preferred Stock
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


Explanation of Responses:
(1) Golder, Thomas, Cressey, Rauner, Fund IV, L.P.
(the "Fund") is the direct beneficial owner of the derivative securities reported in Table II. GTCR IV, L.P. ("GTCR IV"), a limited partnership, is the general partner of the Fund and Golder, Thoma Cressey, Rauner, Inc. ("GTCR Inc.") is the general partner of GTCR IV. As such, each of GTCR IV and GTCR Inc. may be deemed to be indirect beneficial owners of such securities. GTCR IV and GTCR Inc., expressly disclaim beneficial ownership of the shares reported in Table II. The filing of this form shall not be deemed an admission that GTCR IV or GTCR Inc. is, for purposes of Section 16 or otherwise, the beneficial owner of such shares.

(2) The 7,500 shares of Series A Convertible Preferred Stock which underlie the Option are convertible into 2,500,000 shares of Common Stock at a conversion price of $3.00.


                                 GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.
                                 By:  GTCR IV, L.P.
                                 Its: General Partner
                                 By:  Golder, Thoma, Cressey,  Rauner, Inc.
                                 Its: General Partner

                                 By:  /s/ Joseph P. Nolan             7/10/97
                                 ----------------------------      -----------
                                 **Signature of Reporting Person        Date

                                 GTCR IV, L.P.
                                 By:  Golder, Thoma, Cressey, Rauner, Inc.
                                 Its: General Partner

                                 By:  /s/ Joseph P. Nolan             7/10/97
                                 -------------------------------   -----------
                                 **Signature of Reporting Person        Date

                                 GOLDER, THOMA, CRESSEY, RAUNER, INC.

                                 By:  /s/ Joseph P. Nolan             7/10/97
                                 -------------------------------   -----------
                                 **Signature of Reporting Person       Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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